September 2025 Barclays Global Staples Conference

This Presentation has been prepared and issued by Nomad Foods Limited (the “Company”). This Presentation has been provided solely for information and background. The information in this Presentation is provided as at the date of the Presentation (unless stated otherwise). This Presentation does not constitute or form part of, and should not be construed as: (i) an offer, solicitation or invitation to subscribe for, sell or issue, underwrite or otherwise acquire any securities or financial instruments, nor shall it, or the fact of its communication, form the basis of, or be relied upon in connection with, or act as any inducement to enter into any contract or commitment whatsoever with respect to such securities or financial instruments, or (ii) any form of financial opinion, recommendation or investment advice with respect to any securities or financial instruments. Certain statements and matters discussed in this Presentation may constitute forward-looking statements. Forward-looking statements are statements that are not historical facts and may be identified by words such as “aim”, “anticipate”, “believe”, “continue”, “estimate”, “expect”, “intend”, “may”, “should”, “strategy”, “will” and words of similar meaning, including all matters that are not historical facts. This Presentation includes forward-looking statements about the Company’s expectations regarding: (i) its future operating and financial performance, including its expectations regarding sales trends, margins, capital expenditures, market share performance, and organic sales growth, (ii) its 2025 guidance, including with respect to revenue, revenue growth, organic revenue, organic revenue growth, Adjusted free cash flow conversion, Adjusted EBITDA growth, gross margin, Adjusted EPS, and Adjusted EPS growth, (iii) its 2026-2028 targets and enablers, including with respect to Adjusted EBITDA, Free Cash, and Cost of Goods Sold, , (iv) its ability to grow free cash flow and create sustainable, long-term growth, (v) its continued investment in A&P and A&P spend, (vi) 2026-2028 non-recurring expenditures, (vii) its innovation and renovation, including the expected timing, acceleration and success of new and improved products, and the impact of innovation on sales rates in 2025, (viii) customer demographics and demand, (ix) its cost and overhead savings targets, (x) growth in the frozen food category, including industry trends, long-term growth opportunities and the Company’s advantages, (xi) the drivers of its organic growth, including its capital allocation strategy, (xii) its ability to offset higher costs with incremental pricing and any potential impacts to gross margin, and (xiii) its ability to maximize shareholder returns, including through future dividends and share repurchases and any potential M&A activity. The forward-looking statements in this Presentation speak only as of the date hereof and are based upon various assumptions, many of which are based, in turn, upon further assumptions. Although the Company believes that these assumptions were reasonable when made, these assumptions are inherently subject to significant known and unknown risks, uncertainties, contingencies and other important factors which are difficult or impossible to predict and are beyond its control. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including: (i) the Company’s ability to effectively mitigate factors that negatively impact its supply of raw materials, including the conflict in Ukraine; (ii) the Company’s ability to successfully mitigate inflationary changes in the market, (iii) disruptions or inefficiencies in the Company’s operations or supply chain, including as a result of the conflict in Ukraine or trade conflicts; (iv) the Company’s ability to successfully implement its strategies (including its M&A and A&P strategies) or strategic initiatives and recognize the anticipated benefits of such strategic initiatives; (v) innovations introduced to the markets and the Company’s ability to accurately forecast the brands’ performance; (vi) the Company’s ability to effectively compete in its markets, including the ability to capture a greater share of the frozen food market; (vii) changes in consumer preferences, such as meat substitutes, and the Company’s failure to anticipate and respond to such changes or to successfully develop and renovate products; (viii) the impact of weather conditions, natural disasters, and other factors beyond the Company’s control on the Company’s business, suppliers, co-manufacturers, distributors, transportation or logistics providers, customers, consumers and employees, and the Company’s ability to maintain the health and safety of its workforce; (ix) the effects of reputational damage from unsafe or poor quality food products; (x) increases in operating costs, including labor costs, and the Company’s ability to manage its cost structure; (xi) fluctuations in the availability of food ingredients and packaging materials that the Company uses in its products; (xii) the Company’s ability to protect its brand names and trademarks; (xiii) the Company’s ability to prevent, or remediate, any future cybersecurity incidents; (xiv) the loss of any of the Company’s major customers or a decrease in demand for its products; (xv) economic conditions that may affect the Company’s future performance including exchange rate fluctuations and trade conflicts; (xvi) the Company’s ability to remediate any material weaknesses in its internal control over financial reporting; and (xvii) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Other than in accordance with its legal or regulatory obligations, the Company is not under any obligation and the Company and its affiliates expressly disclaim any intention, obligation or undertaking to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This Presentation shall not, under any circumstances, create any implication that there has been no change in the business or affairs of the Company since the date of this Presentation or that the information contained herein is correct as at any time subsequent to its date. No statement in this Presentation is intended as a profit forecast or estimate. Unless otherwise indicated, market and competitive position data in this Presentation has been published by Nielsen or Euromonitor. Given this data has been obtained from industry publications and surveys or studies conducted by third-party sources, there are limitations with respect to the availability, accuracy, completeness and comparability of such data. The Company has not independently verified such data, can provide no assurance of its accuracy or completeness and is not under any obligation to update, complete, revise or keep current the information contained in this Presentation. Certain statements in this document regarding the market and competitive position data are based on the internal analyses of the Company, which involves certain assumptions and estimates. These internal analyses have not been verified by any independent sources and there can be no assurance that the assumptions or estimates are accurate. This Presentation includes certain additional key performance indicators which are considered non-IFRS financial measures including, but not limited to, organic revenue growth, Adjusted EBITDA, Adjusted EPS, Adjusted EPS growth, Adjusted EBITDA growth, Adjusted operating expenses, Adjusted Free Cash Flow, Adjusted Free Cash Flow Conversion, and Free Cash. Nomad Foods believes these non-IFRS financial measures provide an important alternative measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of these financial measures may be different from the calculations used by other companies and comparability may therefore be limited. You should not consider the Company’s non-IFRS financial measures an alternative or substitute for the Company’s reported results. For a reconciliation of these non- IFRS financial measures to the most directly comparable IFRS measures, refer to the Appendix to this Presentation. The Company is unable to reconcile, without unreasonable efforts, Adjusted EBITDA, Organic Revenue, Adjusted EPS, Free Cash and Adjusted Free Cash Flow Conversion guidance to the most directly comparable IFRS measures. Disclaimer 2

Our Brands Lead #1 BRAND EQUITY IN 13/15 MARKETS #1 PREFERENCE IN 12/15 MARKETS #1 BRAND AWARENESS IN 12/15 MARKETS 46% Weighted average value market share in our top 25 must-win battles (37% volume share) 2.6x Higher market share than all other branded competitors combined in our top 25 must-win battles. Iconic Brands with Leading Market Share & Equity Source: NielsenIQ and Circana, 12-wks ending P10 2024 3

Adjusted EPS* 8% CAGR Revenues 5% CAGR Adjusted EBITDA* 6% CAGR A Long Track Record of Growth €0.84 €1.78 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025** €325 million 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025** €1.9 billion €3.1 billion 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025** €537 million *Represents a non-IFRS measure. Please see Appendix for a reconciliation of these non-IFRS measures to their directly comparable measures ** Based on the mid-point of current FY25 guidance 4

A Challenging 2025

Organic Sales Growth*



Inventory Destock
Weather Disruption
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
Second Half**
Volume
Price
Organic

Adjusted Gross Margin*



1.4%
0.5%
-1.4%
-1.2%
-1.0%
2021
2022
2023
2024
1H25
YoY Gross Margin

Source: Company filings. *Represents a non-IFRS measure. Please see Appendix for a reconciliation of these non-IFRS measures to their directly comparable measures
** Reflects implied second half organic sales growth range based on full year guidance and first half results.

Nomad Foods

5

Total Europe YoY Value Sales Growth 10-yr CAGR: Frozen ex ice cream & desserts 3.4% Total Food 3.0% Frozen Food Our Category Has a Long Record of Growth 2015 0% 2016 2017 2018 2019 2020 2021 2022 2023 2024 1.5% 0.4% 2.3% 2.3% 7.3% 4.2% 2.7% 3.0% 1.2% 5.6% 5.4% Source: Global Data. 6

Frozen is an Advantaged Category in Europe, Backed by Secular Trends Convenience Value 93% of European consumers have changed the way they shop to manage expenditures Meals made from frozen cost €2-3 less compared to chilled equivalents Sustainability Frozen Food reduces waste which is good for the planet and saves consumers and retailers money 43% of shoppers prefer to buy frozen food as it reduces waste Source: Kantar; Institute of Grocery Distribution; Manchester Food Research Centre; Bounce Research in UK/IT/DE 7 Families spend an average of 25 minutes preparing their main meal 68% of consumers agree that frozen food provides some short-cuts compared to chilled/fresh food, thereby saving them time

18.2 15.0 11.9 11.0 10.9 9.9 9.4 9.4 8.2 8.1 7.8 7.3 7.2 5.3 3.2 3.0 3.0 Frozen Food Volume (kg.) Per Capita Consumption A Long Runway of Growth Source: Global Data & NIQ – Total Frozen Food excluding Ice cream; https://worldometers.info 8

Nomad Foods Revenue Split Others 16% Meals 17% Vegetables 25% Poultry 9% Fish & Seafood 33% Protein 42% Our Portfolio Skews Towards Nutritious Food Nutrition 2/3rd of our revenue Frozen skews towards protein and vegetables which account for Source: Nomad Foods 1H 2024 Net Sales 9

New Masterbrand Advertising Campaign - TV 10

Implement and Launch Develop Design Discover and Define Frame the Challenge Innovation as a percent of revenue 2024 2025E2023 4.2% Near 5% Ramping Innovation Product Innovation Wheel Note: Innovation defined as revenue generated by new products introduced within the past two years 11

Innovating in Meals

Scaling our Poultry Portfolio Loaded Burgers Chicken WingsFillet Burgers Tenders & Fries 13

Replicating Chicken Shop Success With Chicken Station in Italy


Che Pollo!
Findus
BURGER
DI POLLO
GRIGLIATI
4 PEZZI
100% PETTO DI POLLO
240g
Findus
CHICKEN
NUGGETS
12 PEZZI
100% PETTO DI POLLO
250g
Findus
NEW
ALETTE
BBQ
DI POLLO
8 PEZZI
300g
Findus
NEW
CHICKEN
POPS
CON PETTO DI POLLO
20 PEZZI
250g




Prepared Poultry Share
(roling 12-wk periods)
8,7%
18,2%
P1 P2 P3 P4 P5 P6 P7 P8 P9 P10 P11 P12 P13
2024
P1 P2 P3 P4 P5 P6
2025

Source: NielsenIQ & Circana

Nomad Foods

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Driving Growth in Foodservice LAUNCHED JUNE 2025 McDonalds Veggie Nuggets (chicken-free) A healthy meal choice vegetarian and vegan alternative to the classic McNuggets, for main meals and happy meal

Market Share has Stabilized



R12 wk Value Share
R12 wk Volume Share
0%
P1
P2
P3
P4
P5
P6
P7
P8
P9
P10
P11
P12
P13
P1
P2
P3
P4
P5
P6
P7
2024
2025

Source: NielsenIQ & Circana

Nomad Foods

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Recent Category Volatility Frozen Category Growth in Select European Countries*; rolling 4 wk period P1 P2 P3 P4 P5 P6 P7 P8 Value Volume Weather Disruption 0% Source: NielsenIQ & Circana *Countries include Belgium, France, Ireland, Netherlands, Norway, Portugal, Spain, Sweden & the UK; selection based on availability of P8 data. 17

€1.64- €1.76 Adjusted Free Cash Flow Conversion** Adjusted EPS** 2025 Guidance -3% to -7% growth 0% to -2% YoY Organic Revenue** Adjusted EBITDA** 90%+ $1.90-$2.04* *2025 Adjusted EPS guidance range converted to USD, the currency in which Nomad Foods shares trade, for illustrative purposes and based on USD/EUR FX rate of 1.16 as of August 27, 2025. **Represents a non-IFRS measure. Please see Appendix for a description of these non-IFRS measures. 18

Our Targets Adjusted EBITDA* +1% to +3% growth Free Cash Flow* +15% (2026-28 vs. 2023-25) Our 2026-2028 Output Targets and Enablers Our Enablers €200m productivity program with expected savings in: • Procurement • Conversion Costs • Logistics • Overheads Leveraging healthy category tailwinds • Secular tailwinds should fuel industry growth • Investments to hold or grow share over time Funding reinvestment in product & brands • Quality & Renovation • Innovation • A&P • Merchandising *Represents a non-IFRS measure. Please see Appendix for a reconciliation of these non-IFRS measures to their directly comparable measures 19

*Based on the mid-point of current FY25 guidance Accelerating COGS Efficiency Savings as % of COGS Cumulative COGS Savings €m* 2023-25 €145-€150m 2026-28 Approximately €180m 2023-25 2026-28 LogisticsConversion CostsProcurement 20

New Procurement Transformation Program 2x 2023-2025 2026-2028 Product specification Benchmarking Strategic purchasing Insource & Transform Supplier engagement Customs Inbound logistics €95-€100m procurement savings target 21

Ambitious reduction in number of depots -22% 95 €15-€20m logistics savings target SC: Continuous Logistics Savings 2024 2025 2026 2027 2028 Value Creation Pillars 84 79 76 74 22

SC: Improving Network Utilization

€60-€70m conversion cost savings target


Co-packers
22%
Inhouse
78%

Nomad Volume

Production Volume Capacity by Plant


Utilized Capacity
Non-Utilized Capacity
Plant 1
Plant 2
Plant 3
Plant 4
Plant 5
Plant 6
Plant 7
Plant 8
Plant 9
Plant 10
Plant 11
Plant 12
Plant 13
Plant 14
Plant 15
Plant 16
Plant 17
Plant 18
Cost Optimisation and Volume Insourcing
Network Study

Average capacity utilization of 66%, ranging from 25% to 88% by plant.

Nomad Foods

23

€20-€35m overhead savings target Delivering Overhead Efficiencies High Range Low Range 2026 2027 2028 2026-2028 Overhead Savings South Eastern EuropeBase Overhead Overhead Evolution 2018-2025*, €m 2018 2019 2020 2021 2022 2023 2024 2025* Lower bonus +€20m savings offset inflation +8% CAGR +5% CAGR 24 *Based on the mid-point of current FY25 guidance

*Based on the mid-point of current FY25 guidance Reinvesting Efficiently A&P Spend (€, m)* 2022 2023 2024 2025E Maximizing Efficiency & ROI Drive Productivity in non-consumer-facing marketing: • Procurement Transformation Project (new marketing specific procurement role filled in 2Q25) • Leveraging scale with master-brand campaign Making working spend work harder: • More centralized media buying with global agency partner continues to unlock savings • Marketing Mix Modelling is driving improved media ROI 25

Nearly Halving our Exceptional Cash Expenditures 2023 2024 2025* 68 68 76 2026 2027 2028 40 50 40 20 35 average 30 30 Exceptional Expenditures 2023-2025 (€, m) Exceptional Expenditures 2026-2028 (€, m) HighLow 71 average *Based on the mid-point of current FY25 guidance 26

*Based on the mid-point of current FY25 guidance Overall Plan Expected to Generate Approximately 15% Free Cash Flow Growth 1-3% CAGR EBITDA over 3-year period: • Leverage category secular tailwinds • Drive competitiveness through €200m productivity program • Fund reinvestment Continue to drive disciplined Capex and Working Capital management • Benchmarking • Forecasting optimization • Network reduction and simplification Halving our exceptional expenditures • ROI focus • Smaller and slower transformation program focusing on process improvement 27 2026-20282023-2025*

Thank you.

Questions?

Appendix 30

The following tables have been included to allow users to reconcile Non-IFRS financial measures as well as Adjusted financial information included within this presentation to reported IFRS financial measures. 1. Definitions of Non-IFRS financial measures referred to in this presentation. 2. Reconciliation of Non-IFRS financial measures. Contents 31

Non-IFRS financial measures should not be considered as substitutes for, or superior to, measures of financial performance prepared in accordance with IFRS. They are limited in value because they exclude charges that have a material effect on the Company’s reported results and, therefore, should not be relied upon as the sole financial measures to evaluate the Company’s financial results. The non-IFRS financial measures are meant to supplement, and to be viewed in conjunction with, IFRS financial measures. Investors are encouraged to review the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures as provided in the tables accompanying this document. Adjusted EBITDA – EBITDA is profit or loss for the period before taxation, net financing costs, depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items to the extent included in our financial statements such as material restructuring charges, material goodwill and intangible asset impairment charges, other material unusual or non-recurring items, as well as additional items that management deems to be exceptional and appropriate for adjustment. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EBITDA provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis. Adjusted Gross Profit and adjusted gross margin exclude acquisition purchase price adjustments and accelerated depreciation associated with restructuring programs, both within cost of goods sold. Adjusted Profit for the period is defined as profit for the period excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, net financing income/(cost) on amendment of terms of debt, interest cost on tax relating to legacy tax audits, foreign exchange translation gains/(losses), foreign exchange gains/(losses) on derivatives, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted Profit after tax provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis. Adjusted EPS - Adjusted EPS is defined as diluted earnings per share excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, net financing income/(cost) on amendment of terms of debt, interest cost on tax relating to legacy tax audits, foreign exchange translation gains/(losses), foreign exchange gains/(losses) on derivatives, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EPS provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis. Adjusted Financial Information – Adjusted financial information presented in this presentation reflects the historical reported financial statements of Nomad Foods, adjusted for share based payment charges including employer payroll taxes, exceptional items (as described above) and non-cash foreign currency translation charges/gain. Organic Revenue Growth/(Decline) – Organic revenue growth/(decline) is an adjusted measurement of our operating results. This comparison of current and prior period performance takes into consideration only those activities that were in effect during both time periods. Organic revenue reflects reported revenue adjusted for currency translation and non-comparable trading items such as expansion, acquisitions, disposals, closures, trading day impacts or any other event that artificially impact the comparability of our results. Free Cash Flow – Free cash flow is the amount of cash generated from operating activities less cash flows related to (i) capital expenditure (on property, plant and equipment and intangible assets), (ii) net interest paid, (iii) proceeds/(payments) on settlement of derivatives where hedge accounting is not applied and (iv) payments of lease liabilities. Adjusted Free Cash Flow – Adjusted free cash flow is Free cash flow (as described above) plus cash flows (i) related to exceptional items (as described above), (ii) non-operating M&A related costs and (iii) working capital movements on employer taxes associated with share based payment awards. Adjusted free cash flow reflects cash flows that could be used for payment of dividends, repayment of debt or to fund acquisitions or other strategic objectives. 1. Definitions of Non-IFRS financial measures referred to in this presentation 32

33 2. Reconciliation of Non-IFRS Financial Measures (continued) As adjusted for the six months ended June 30, 2025 Adjustments As reported for the six months ended June 30, 2025 € in millions, except per share data 1,507.0—1,507.0Revenue (1,087.7)(a)1.4(1,089.1)Cost of sales 419.31.4417.9Gross profit (218.8)(b)5.8(224.6)Other operating expenses —(c)32.0(32.0)Exceptional items 200.539.2161.3Operating profit 2.7(7.8)10.5Finance income (61.5)—(61.5)Finance costs (58.8)(d)(7.8)(51.0)Net financing costs 141.731.4110.3Profit before tax (27.6)(e)(7.1)(20.5)Taxation 114.124.389.8Profit for the period 153.5153.5Weighted average shares outstanding in millions - basic 0.740.59Basic earnings per share 153.7153.7Weighted average shares outstanding in millions - diluted 0.740.58Diluted earnings per share a. Represents elimination of €1.4 million of incremental depreciation related to assets impacted by the planned closure of a factory in Sweden as part of the Company’s multi-year supply chain network optimization program. b. Represents share based payment charge including employer payroll taxes of €5.3 million and non-operating M&A transaction costs of €0.5 million. c. Represents exceptional items which management believes are non-recurring and do not have a continuing impact. See table ‘Adjusted EBITDA (unaudited) six months ended June 30, 2025’ on the next slide for a detailed list of exceptional items. d. Represents elimination of €7.8 million of foreign exchange translation gains. e. Represents tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises. Adjusted Statement of Profit or Loss (unaudited) Six Months Ended June 30, 2025

34 2. Reconciliation of Non-IFRS Financial Measures (continued) Adjusted EBITDA (unaudited) Six months ended June 30, 2025 For the six months ended June 30, 2025€ in millions 89.8Profit for the period 20.5Taxation 51.0Net financing costs 50.3Depreciation and amortization Exceptional items: (a)21.2Business Transformation Program (b)7.8Organizational Streamlining Program (c)1.9Supply chain network optimization (d)1.1Settlement of legacy matters Other Adjustments: (e)5.8Other add-backs 249.4Adjusted EBITDA (f) a. Expenses associated with the multi-year, enterprise-wide transformation and optimization program which began in 2020. Expenses in the period consist of restructuring, severance and transformational project costs, including business technology transformation initiative costs and related professional fees. b. Expenses associated with the enterprise-wide restructuring program relating to non-factory operations. Expenses in the period consist of restructuring and severance costs. c. Expenses associated with the supply chain network optimization program which aims to enhance operational efficiency. Expenses in the period consist primarily of severance costs. d. Income and expenses associated with the release of acquired provisions relating to periods prior to acquisition by the Company and other gains or charges associated with items that were originally recognized as exceptional. e. Represents the elimination of share based payment charge including employer payroll taxes of €5.3 million and elimination of non-operating M&A related costs of €0.5 million. f. Adjusted EBITDA margin of 16.8% for the six months ended June 30, 2025 is calculated by dividing Adjusted EBITDA by Revenue of €1,507.0 million.

35 2. Reconciliation of Non-IFRS Financial Measures As adjusted for the twelve months ended December 31, 2024 Adjustments As reported for the twelve months ended December 31, 2024 € in millions, except per share data 3,099.8—3,099.8Revenue (2,182.0)—(2,182.0)Cost of sales 917.8—917.8Gross profit (449.6)(a)11.7(461.3)Other operating expenses —(b)69.5(69.5)Exceptional items 468.281.2387.0Operating profit 10.0(20.1)30.1Finance income (118.2)21.0(139.2)Finance costs (108.2)(c)0.9(109.1)Net financing costs 360.082.1277.9Profit before tax (71.2)(d)(20.4)(50.8)Taxation 288.861.7227.1Profit for the period 161.5161.5Weighted average shares outstanding in millions - basic 1.791.41Basic earnings per share in € 162.2162.2Weighted average shares outstanding in millions - diluted 1.781.40Diluted earnings per share in € a. Share based payment charge including employer payroll taxes of €10.4 million and non-operating M&A related costs of €1.3 million. b. Exceptional items which management believes will only recur over a limited number of financial periods based in most cases on the completion of the particular project or program, and do not have a continuing impact. See table ‘Adjusted EBITDA (audited) twelve months ended December 31, 2024’ on the next slide for a detailed list of exceptional items. c. Elimination of €14.4 million of net gains on repricing of debt, a €5.7 million gain from the reversal of an impairment loss on a short-term investment, €20.6 million of foreign exchange translation losses and €0.4 million of losses on derivatives. d. Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises. Adjusted Statement of Profit or Loss (unaudited) Twelve Months Ended December 31, 2024

36 2. Reconciliation of Non-IFRS Financial Measures (continued) Adjusted EBITDA (audited) Twelve months ended December 31, 2024 For the twelve months ended December 31, 2024 € in millions 227.1Profit for the period 50.8Taxation 109.1Net financing costs 96.9Depreciation and amortization Exceptional items: (a)68.0Business Transformation Program (b)1.5Settlement of legacy matters Other Adjustments: (c)11.7Other add-backs 565.1Adjusted EBITDA (d) a. Expenses associated with the multi-year, enterprise-wide transformation and optimization program which began in 2020. Expenses in the period consist of restructuring, severance and transformational project costs, including business technology transformation initiative costs and related professional fees. b. Income and expenses associated with the release of acquired provisions relating to periods prior to acquisition by the Company and other gains or charges associated with items that were originally recognized as exceptional. c. Represents the elimination of share based payment charge including employer payroll taxes of €10.4 million and elimination of non-operating M&A related costs of €1.3 million. d. Adjusted EBITDA margin of 18.2% for the twelve months ended December 31, 2024 is calculated by dividing Adjusted EBITDA by Revenue of €3,099.8 million.

As adjusted for the twelve months ended December 31, 2023 Adjustments As reported for the twelve months ended December 31, 2023 € in millions, except per share data 3,044.5—3,044.5Revenue (2,185.8)—(2,185.8)Cost of sales 858.7—858.7Gross profit (418.7)(a)27.1(445.8)Other operating expenses —(b)72.5(72.5)Exceptional items 440.099.6340.4Operating profit 5.8(17.0)22.8Finance income (102.1)7.5(109.6)Finance costs (96.3)(c)(9.5)(86.8)Net financing costs 343.790.1253.6Profit before tax (68.9)(d)(8.0)(60.9)Taxation 274.882.1192.7Profit for the period 170.6170.6Weighted average shares outstanding in millions - basic 1.611.13Basic earnings per share 171.2171.2Weighted average shares outstanding in millions - diluted 1.611.13Diluted earnings per share a. Share based payment charge including employer payroll taxes of €26.1 million and non-operating M&A related costs of €1.0 million. b. Exceptional items which management believes will only recur over a limited number of financial periods based in most cases on the completion of the particular project or program, and do not have a continuing impact. See table ‘Adjusted EBITDA (audited) twelve months ended December 31, 2023’ for a detailed list of exceptional items. c. Elimination of €16.7 million of net gains on repricing of debt, €3.5 million of interest cost on tax relating to legacy tax audits, €3.0 million of foreign exchange translation losses, €1.0 million of losses on derivatives and a €0.3 million gain from the reversal of an impairment loss on a short-term investment. d. Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises. 2. Reconciliation of Non-IFRS Financial Measures (continued) Adjusted Statement of Profit or Loss (unaudited) Twelve months Ended December 31, 2023 37

2. Reconciliation of Non-IFRS Financial Measures (continued)

Adjusted EBITDA (audited)
Twelve months ended December 31, 2023

€ in millions	As reported for the twelve months ended December 31, 2023	
Profit for the period	**192.7**	
Taxation	**60.9**	
Net financing costs	**86.8**	
Depreciation and amortization	**95.0**	
Exceptional items:		
Information Technology Transformation program	***0.6***	(a)
Business Transformation Program	***68.4***	(b)
Fortenova Group integration costs	***4.3***	(c)
Settlement of legacy matters	***(0.8)***	(d)
Other Adjustments:		
Other add-backs	***27.1***	(e)
Adjusted EBITDA (f)	**535.0**	

a. Expenses associated with the Information Technology Transformation program, which are primarily professional fees. The program was completed in 2023.
b. Expenses associated with the multi-year, enterprise-wide transformation and optimization program which began in 2020. Expenses in the period consist of restructuring, severance and transformational project costs, including business technology transformation initiative costs and related professional fees.
c. Expenses associated with the integration of the Fortenova Group acquired on September 30, 2021.
d. Income and expenses associated with the release of acquired provisions relating to periods prior to acquisition by the Company and other gains or charges associated with items that were originally recognized as exceptional.
e. Represents the elimination of share based payment charge including employer payroll taxes of €26.1 million and elimination of non-operating M&A related costs of €1.0 million.
f. Adjusted EBITDA margin of 17.6% for the twelve months ended December 31, 2023 is calculated by dividing Adjusted EBITDA by Revenue of €3,044.5 million.

38

As adjusted for the twelve months ended December 31, 2022 Adjustments As reported for the twelve months ended December 31, 2022 € in millions, except per share data 2,939.7—2,939.7Revenue (2,124.4)—(2,124.4)Cost of sales 815.3—815.3Gross profit (379.5)(a)11.7(391.2)Other operating expenses —(b)48.7(48.7)Exceptional items 435.860.4375.4Operating profit 0.6(11.5)12.1Finance income (66.5)—(66.5)Finance costs (65.9)(c)(11.5)(54.4)Net financing costs 369.948.9321.0Profit before tax (76.5)(d)(5.3)(71.2)Taxation 293.443.6249.8Profit for the period 174.3174.3Weighted average shares outstanding in millions - basic 1.681.43Basic earnings per share 174.3174.3Weighted average shares outstanding in millions - diluted 1.681.43Diluted earnings per share a. Share based payment charge including employer payroll taxes of €8.6 million and non-operating M&A related costs of €3.1 million. b. Exceptional items which management believes will only recur over a limited number of financial periods based in most cases on the completion of the particular project or program, and do not have a continuing impact. See table ‘Adjusted EBITDA (audited) twelve months ended December 31, 2022’ for a detailed list of exceptional items. c. Elimination of €2.3 million of net gain recognized as part of refinancing activities and €9.2 million of foreign exchange translation gains. d. Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises. 2. Reconciliation of Non-IFRS Financial Measures (continued) Adjusted Statement of Profit or Loss (unaudited) Twelve months Ended December 31, 2022 39

2. Reconciliation of Non-IFRS Financial Measures (continued)

Adjusted EBITDA (audited)
Twelve months ended December 31, 2022

€ in millions	As reported for the twelve months ended December 31, 2022	
Profit for the period	**249.8**	
Taxation	**71.2**	
Net financing costs	**54.4**	
Depreciation and amortization	**88.6**	
Exceptional items:		
Findus Switzerland integration costs	*8.2*	(a)
Impairment of customer relationships	*5.8*	(b)
Information Technology Transformation program	*4.4*	(c)
Business Transformation Program	*37.0*	(d)
Distribution network integration	*2.2*	(e)
Fortenova Group integration costs	*9.5*	(f)
Factory optimization	*3.5*	(g)
Settlement of legacy matters	*(28.9)*	(h)
Release of indemnification assets	*7.0*	(i)
Other Adjustments:		
Other add-backs	*11.7*	(j)
Adjusted EBITDA (k)	**524.4**	

a. Expenses associated with the integration of the Findus Switzerland business acquired on December 31, 2020.
b. Charge for the impairment of our food service customer relationships in Sweden.
c. Expenses associated with the Information Technology Transformation program, which are primarily professional fees.
d. Expenses associated with the multi-year, enterprise-wide transformation and optimization program which began in 2020. Expenses in the period consist of restructuring and transformational project costs, including business technology transformation initiative costs and related professional fees.
e. Expenses associated with the restructuring of the sales operations in northern Italy which was completed in 2023.
f. Expenses associated with the integration of the Fortenova Group acquired on September 30, 2021.
g. Expenses associated with a three-year factory optimization program, initiated in 2018, to develop a new suite of standard manufacturing and supply chain processes, that will provide a single network of optimized factories. Due to delays in delivering the program, it was extended for an additional year and completed in 2022.
h. Income and expenses associated with the settlement of contingent tax receivables, tax liabilities and other liabilities relating to periods prior to acquisition by the Company.
i. Charge for the release of shares held in escrow as part of the consideration on the acquisition of the Findus Group.
j. Represents the elimination of share based payment charge including employer payroll taxes of €8.6 million and elimination of non-operating M&A related costs of €3.1 million.
k. Adjusted EBITDA margin of 17.8% for the twelve months ended December 31, 2022 is calculated by dividing Adjusted EBITDA by Revenue of €2,939.7 million.

40

2. Reconciliation of Non-IFRS Financial Measures (continued)

Adjusted Statement of Profit or Loss (unaudited)
Twelve months Ended December 31, 2021

€ in millions, except per share data	As reported for the twelve months ended December 31, 2021	Adjustments		As adjusted for the twelve months ended December 31, 2021
Revenue	2,606.6	—		2,606.6
Cost of sales	(1,862.3)	8.4	(a)	(1,853.9)
Gross profit	744.3	8.4		752.7
Other operating expenses	(356.3)	18.7	(b)	(337.6)
Exceptional items	(45.3)	45.3	(c)	—
Operating profit	342.7	72.4		415.1
Finance income	0.1	—		0.1
Finance costs	(106.1)	41.9		(64.2)
Net financing costs	(106.0)	41.9	(d)	(64.1)
Profit before tax	236.7	114.3		351.0
Taxation	(55.7)	(18.7)	(e)	(74.4)
Profit for the period	181.0	95.6		276.6
Weighted average shares outstanding in millions - basic	178.1			178.1
Basic earnings per share	1.02			1.55
Weighted average shares outstanding in millions - diluted	178.1			178.1
Diluted earnings per share	1.02			1.55

a. Represents non-cash fair value uplift of inventory recorded as part of the Findus Switzerland and Fortenova acquisition purchase price accounting.
b. Share based payment charge including employer payroll taxes of €5.8 million and non-operating M&A related costs of €12.9 million.
c. Exceptional items which management believes will only recur over a limited number of financial periods based in most cases on the completion of the particular project or program, and do not have a continuing impact. See table 'Adjusted EBITDA (audited) twelve months ended December 31, 2021' for a detailed list of exceptional items.
d. Elimination of €17.9 million of charges recognized as part of refinancing activities, a one-time net €8.6 million loss from the impairment of a short-term investment, which was made with surplus cash as part of our cash management activities, €4.0 million of foreign exchange translation losses and €11.4 million of foreign exchange losses on derivatives.
e. Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

41

2. Reconciliation of Non-IFRS Financial Measures (continued)

Adjusted EBITDA (audited)
Twelve months ended December 31, 2021

€ in millions	As reported for the twelve months ended December 31, 2021	
Profit for the period	**181.0**	
Taxation	**55.7**	
Net financing costs	**106.0**	
Depreciation and amortization	**71.6**	
Acquisition purchase price adjustments	**8.4**	(a)
Exceptional items:		
Findus Switzerland integration costs	***6.2***	(b)
Brexit	***5.3***	(c)
Information Technology Transformation program	***4.2***	(d)
Business Transformation Program	***18.8***	(e)
Fortenova Group integration costs	***3.5***	(f)
Factory optimization	***4.9***	(g)
Settlement of legacy matters	***(2.6)***	(h)
Release of indemnification assets	***5.0***	(i)
Other Adjustments:		
Other add-backs	***18.7***	(j)
Adjusted EBITDA (k)	**486.7**	

a. Represents non-cash fair value uplift of inventory recorded as part of the Findus Switzerland and Fortenova acquisition purchase price accounting.
b. Expenses associated with the integration of the Findus Switzerland business acquired on December 31, 2020.
c. Expenses related to preparations for the potential adverse impacts of the United Kingdom exiting the European Union to our supply chain, such as tariffs and delays at ports of entry and departure.
d. Expenses associated with the Information Technology Transformation program, which are primarily professional fees.
e. Expenses associated with the start of a multi-year, enterprise-wide transformation and optimization program. Expenses in the period consist of restructuring and transformational project costs, including business technology transformation initiative costs and related professional fees.
f. Expenses associated with the integration of the Fortenova Group acquired on September 30, 2021.
g. Expenses associated with a three-year factory optimization program to develop a new suite of standard manufacturing and supply chain processes, that will provide a single network of optimized factories. The project was initiated in 2018.
h. Income and expenses associated with tax and other liabilities relating to periods prior to acquisition by the Company.
i. Charge for the release of shares held in escrow as part of the consideration on the acquisition of the Findus Group.
j. Represents the elimination of share based payment charge including employer payroll taxes of €5.8 million and elimination of non-operating M&A related costs of €12.9 million.
k. Adjusted EBITDA margin of 18.7 for the twelve months ended December 31, 2021 is calculated by dividing Adjusted EBITDA by Revenue of €2,606.6 million.

42

2. Reconciliation of Non-IFRS Financial Measures (continued)

Adjusted Statement of Profit or Loss (unaudited)
Twelve months ended December 31, 2020

€ in millions, except per share data	As reported for the twelve months ended December 31, 2020	Adjustments		As adjusted for the twelve months ended December 31, 2020
Revenue	2,515.9	—		2,515.9
Cost of sales	(1,753.4)	—		(1,753.4)
Gross profit	762.5	—		762.5
Other operating expenses	(382.7)	19.4	(a)	(363.3)
Exceptional items	(20.6)	20.6	(b)	—
Operating profit	359.2	40.0		399.2
Finance income	4.7	(4.0)		0.7
Finance costs	(68.4)	1.5		(66.9)
Net financing costs	(63.7)	(2.5)	(c)	(66.2)
Profit before tax	295.5	37.5		333.0
Taxation	(70.4)	—	(d)	(70.4)
Profit for the period	225.1	37.5		262.6
Profit attributable to:				
Equity owners of the parent	225.2	37.5		262.7
Non-controlling interests	(0.1)	—		(0.1)
	225.1	37.5		262.6
Weighted average shares outstanding in millions - basic	194.0			194.0
Basic earnings per share	1.16			1.35
Weighted average shares outstanding in millions - diluted	197.9	(3.9)	(e)	194.0
Diluted earnings per share	1.14			1.35

a. Share based payment charge including employer payroll taxes of €12.1 million and non-operating M&A related costs of €7.3 million.
b. Exceptional items which management believes will only recur over a limited number of financial periods based in most cases on the completion of the particular project or program, and do not have a continuing impact. See table 'Adjusted EBITDA (unaudited) twelve months ended December 31, 2020' for a detailed list of exceptional items.
c. Elimination of €4.0 million of foreign exchange translation gains and €1.5 million of foreign exchange losses on derivatives.
d. Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.
e. Adjustment to eliminate the dilutive effect of the Founder Preferred Share Dividend earned as of December 31, 2020 but for which shares were issued on January 4, 2021.

43

2. Reconciliation of Non-IFRS Financial Measures (continued)

Adjusted EBITDA (audited)
Twelve months ended December 31, 2020

€ in millions	As reported for the twelve months ended December 31, 2020	
Profit for the period	**225.1**	
Taxation	**70.4**	
Net financing costs	**63.7**	
Depreciation and amortization	**67.6**	
Exceptional items:		
Brexit	***1.6***	(a)
Supply chain reconfiguration	***(12.5)***	(b)
Findus Switzerland integration costs	***0.3***	(c)
Goodfella's Pizza & Aunt Bessie's integration costs	***4.0***	(d)
Factory optimization	***10.0***	(e)
Release of indemnification assets	***17.8***	(f)
Settlement of legacy matters	***(2.9)***	(g)
Business Transformation Program	***2.3***	(h)
Other Adjustments:		
Other add-backs	***19.4***	(i)
Adjusted EBITDA (j)	**466.8**	

a. Expenses related to preparations for the potential adverse impacts of the United Kingdom exiting the European Union to our supply chain, such as tariffs and delays at ports of entry and departure.
b. Income recognized on reaching an agreement to end the leasehold on a cold store in Sweden.
c. Expenses associated with the integration of the Findus Switzerland business acquired on December 31, 2020.
d. Expenses associated with the integration of the Goodfella's pizza and Aunt Bessie's businesses which were acquired in 2018.
e. Expenses associated with a three-year factory optimization program to develop a new suite of standard manufacturing and supply chain processes, that will provide a single network of optimized factories. The project was initiated in 2018.
f. Charge for the release of shares held in escrow as part of the consideration on the acquisition of the Findus Group..
g. Income and expense associated with tax and other liabilities relating to periods prior to acquisition of the Findus and Iglo Groups.
h. Expenses associated with the start of a multi-year, enterprise-wide transformation and optimization program.
i. Represents the elimination of share based payment charge including employer payroll taxes of €12.1 million and elimination of non-operating M&A related costs of €7.3 million.
j. Adjusted EBITDA margin of 18.6% for the twelve months ended December 31, 2020 is calculated by dividing Adjusted EBITDA by Revenue of €2,515.9 million.

44

As adjusted for the twelve months ended December 31, 2019Adjustments As reported for the twelve months ended December 31, 2019€ in millions, except per share data 2,324.3—2,324.3Revenue (1,626.4)—(1,626.4)Cost of sales 697.9—697.9Gross profit (334.2)(a)25.7(359.9)Other operating expenses —(b)54.5(54.5)Exceptional items 363.780.2283.5Operating profit 2.5—2.5Finance income (66.9)8.8(75.7)Finance costs (64.4)(c)8.8(73.2)Net financing costs 299.389.0210.3Profit before tax (64.2)(d)(7.5)(56.7)Taxation 235.181.5153.6Profit for the period Profit attributable to: 235.581.5154.0Equity owners of the parent (0.4)—(0.4)Non-controlling interests 235.181.5153.6 192.0192.0 Weighted average shares outstanding in millions - basic 1.230.80Basic earnings per share 192.0(e)(6.4)198.4 Weighted average shares outstanding in millions - diluted 1.230.78Diluted earnings per share a. Share based payment expense including employer payroll taxes of €22.4 million and non-operating M&A related costs of €3.3 million. b. Exceptional items which management believes will only recur over a limited number of financial periods based in most cases on the completion of the particular project or program, and do not have a continuing impact. See table ‘Adjusted EBITDA (unaudited) twelve months ended December 31, 2019’ for a detailed list of exceptional items. c. Elimination of €3.9 million of foreign exchange translation losses and €4.9 million of foreign exchange losses on derivatives. d. Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises. e. Adjustment to eliminate the dilutive effect of the Founder Preferred Share Dividend earned as of December 31, 2019 but for which shares were issued on January 2, 2020. 2. Reconciliation of Non-IFRS Financial Measures (continued) Adjusted Statement of Profit or Loss (unaudited) Twelve months ended December 31, 2019 45

2. Reconciliation of Non-IFRS Financial Measures (continued)

Adjusted EBITDA (audited)
Twelve months ended December 31, 2019

€ in millions	As reported for the twelve months ended December 31, 2019	
Profit for the period	153.6	
Taxation	56.7	
Net financing costs	73.2	
Depreciation and amortization	68.3	
Exceptional items:		
Brexit	*1.6*	(a)
Supply chain reconfiguration	*(3.6)*	(b)
Findus Group integration costs	*3.5*	(c)
Goodfella's Pizza & Aunt Bessie's integration costs	*12.5*	(c)
Factory optimization	*5.7*	(d)
Release of indemnification assets	*44.0*	(e)
Settlement of legacy matters	*(9.2)*	(f)
Other Adjustments:		
Other add-backs	*25.7*	(h)
Adjusted EBITDA (i)	432.0	

a. Expenses related to preparations for the potential adverse impacts of the United Kingdom exiting the European Union to our supply chain, such as tariffs and delays at ports of entry and departure.
b. Supply chain reconfiguration relates to activities associated with the closure of the Bjuv manufacturing facility in Sweden which ceased production in 2017. The income relates to the sale of the agricultural land which completed in May 2019 and the finalization of consideration received for the sale of the industrial property which completed in 2018.
c. Expenses related to the roll-out of the Nomad ERP system following the acquisition of the Findus Group in November 2015.
d. Expenses associated with the integration of the Goodfella's pizza and Aunt Bessie's businesses which were acquired in 2018.
e. Expenses associated with a three-year factory optimization program to develop a new suite of standard manufacturing and supply chain processes, that will provide a single network of optimized factories. The project was initiated in 2018.
f. Charge in 2019 for the release of shares held in escrow as part of the consideration on the acquisition of the Findus Group.
g. Income and expense associated with tax and other liabilities relating to periods prior to acquisition of the Findus and Iglo Groups.
h. Represents the elimination of share based payment charge including employer payroll taxes of €22.4 million and elimination of non-operating M&A related costs of €3.3 million.
i. Adjusted EBITDA margin of 18.6% for the twelve months ended December 31, 2019 is calculated by dividing Adjusted EBITDA by Revenue of €2,324.3 million.

46

2. Reconciliation of Non-IFRS Financial Measures (continued)

Adjusted Statement of Profit or Loss (unaudited)
Twelve months ended December 31, 2018

€ in millions, except per share data	As reported for the twelve months ended December 31, 2018	Adjustments		As adjusted for the twelve months ended December 31, 2018
Revenue	2,172.8	—		2,172.8
Cost of sales	(1,519.3)	5.7	(a)	(1,513.6)
Gross profit	653.5	5.7		659.2
Other operating expenses	(352.7)	23.6	(b)	(329.1)
Exceptional items	(17.7)	17.7	(c)	—
Operating profit	283.1	47.0		330.1
Finance income	1.6	(1.4)		0.2
Finance costs	(57.6)	(2.4)		(60.0)
Net financing costs	(56.0)	(3.8)	(d)	(59.8)
Profit before tax	227.1	43.2		270.3
Taxation	(56.6)	(4.7)	(e)	(61.3)
Profit for the period	170.5	38.5		209.0
Profit for the period attributable to equity owners of the parent	171.2	38.5		209.7
Weighted average shares outstanding in millions - basic	175.6	—		175.6
Basic earnings per share	0.97			1.19
Weighted average shares outstanding in millions - diluted	175.8	(0.2)	(f)	175.6
Diluted earnings per share	0.97			1.19

a. Non-cash fair value uplift of inventory recorded as part of the Goodfella's Pizza and Aunt Bessie's purchase price accounting.
b. Share-based payment expense including employer payroll taxes of €14.7 million and non-operating M&A transaction costs of €8.9 million.
c. Exceptional items which management believes will only recur over a limited number of financial periods based in most cases on the completion of the particular project or program, and do not have a continuing impact. See table 'Adjusted EBITDA (unaudited) twelve months ended December 31, 2018' for a detailed list of exceptional items.
d. Elimination of €1.1 million of costs incurred as part of the refinancing on the May 3, 2017 and repricing on December 20, 2017, €0.3 million of realized and unrealized foreign exchange translation losses and €5.2 million of gains on foreign currency derivatives.
e. Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.
f. Adjustment to eliminate the dilutive effect of the Founder Preferred Share Dividend earned as of December 31, 2018 but for which shares were issued on January 2, 2019.

47

2. Reconciliation of Non-IFRS Financial Measures (continued)

Adjusted EBITDA (audited)
Twelve months ended December 31, 2018

€ in millions	As reported for the twelve months ended December 31, 2018	
Profit for the period	170.5	
Taxation	56.6	
Net financing costs	56.0	
Depreciation	39.3	
Amortization	7.0	
Acquisition purchase price adjustments	5.7	(a)
Exceptional items:		
Supply chain reconfiguration	*1.2*	(b)
Findus Group integration costs	*10.4*	(c)
Goodfella's Pizza & Aunt Bessie's integration costs	*8.3*	(d)
Factory optimization	*1.6*	(e)
Settlement of legacy matters	*(3.8)*	(f)
Other Adjustments:		
Other add-backs	*23.6*	(g)
Adjusted EBITDA (h)	376.4	

a. Non-cash fair value uplift of inventory recorded as part of the Goodfella's Pizza and Aunt Bessie's purchase price accounting.
b. Supply chain reconfiguration costs following the closure of the factory in Bjuv, Sweden. Following the closure in 2017, the Company has incurred costs relating to the relocation of production to other factories. The costs are partially offset by income from the disposal of the remaining tangible assets.
c. Non-recurring costs related to the roll-out of the Nomad ERP system following the acquisition of the Findus Group in November 2015.
d. Non-recurring costs associated with the integration of the Goodfella's pizza business in April 2018 and the Aunt Bessie's business in July 2018.
e. Non-recurring costs associated with a three-year factory optimization program to develop a new suite of standard manufacturing and supply chain processes, that will provide a single network of optimized factories.
f. Non-recurring income and costs associated with liabilities relating to periods prior to acquisition of the Findus and Iglo Groups, settlements of tax audits, settlements of contingent consideration for acquisitions and other liabilities relating to periods prior to acquisition of the Findus and Iglo businesses by the Company. This includes an income of €2.7 million recognized on settlement of contingent consideration for the purchase of the La Cocinera acquisition and net income of €0.7 million associated with settlements of tax audits.
g. Represents the elimination of share-based payment charges including employer payroll taxes of €14.7 million and elimination of non-operating M&A related costs of €8.9 million.
h. Adjusted EBITDA margin of 17.3% for the twelve months ended December 31, 2018 is calculated by dividing Adjusted EBITDA by Adjusted revenue of €2,172.8 million.

48

2. Reconciliation of Non-IFRS Financial Measures (continued)

Adjusted Statement of Profit or Loss (unaudited)
Twelve months ended December 31, 2017

€ in millions, except per share data	As reported for the twelve months ended December 31, 2017	Adjustments		As adjusted for the twelve months ended December 31, 2017
Revenue	1,956.6	—		1,956.6
Cost of sales	(1,357.2)	—		(1,357.2)
Gross profit	599.4	—		599.4
Other operating expenses	(319.3)	5.6	(a)	(313.7)
Exceptional items	(37.2)	37.2	(b)	—
Operating profit	242.9	42.8		285.7
Finance income	7.2	(7.0)		0.2
Finance costs	(81.6)	22.0		(59.6)
Net financing costs	(74.4)	15.0	(c)	(59.4)
Profit before tax	168.5	57.8		226.3
Taxation	(32.0)	(19.1)	(d)	(51.1)
Profit for the period	136.5	38.7		175.2
Weighted average shares outstanding in millions - basic	176.1			176.1
Basic earnings per share	0.78			1.00
Weighted average shares outstanding in millions - diluted	184.8	(8.7)	(e)	176.1
Diluted earnings per share	0.74			1.00

a. Share-based payment charge
b. Exceptional items which management believes will only recur over a limited number of financial periods based in most cases on the completion of the particular project or program, and do not have a continuing impact. See table 'Adjusted EBITDA (audited) twelve months ended December 31, 2017' for a detailed list of exceptional items.
c. Elimination of €20.1 million of costs incurred as part of the refinancing on the May 3, 2017 and repricing on December 20, 2017, €3.9 million of foreign exchange translation losses and €9.0 million of foreign currency gains on derivatives.
d. Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.
e. Adjustment to eliminate the dilutive effect of the Founder Preferred Share Dividend earned as of December 31, 2017 but for which shares were issued on January 2, 2018.

49

2. Reconciliation of Non-IFRS Financial Measures (continued)

Adjusted EBITDA (audited)
Twelve months ended December 31, 2017

€ in millions	As reported for the twelve months ended December 31, 2017	
Profit for the period	136.5	
Taxation	32.0	
Net financing costs	74.4	
Depreciation	35.9	
Amortization	6.5	
Exceptional items:		
Transactions related costs	*3.2*	(a)
Investigation and implementation of strategic opportunities	*18.8*	(b)
Supply chain reconfiguration	*14.0*	(c)
Findus Group integration costs	*15.1*	(d)
Settlement of legacy matters	*(5.6)*	(e)
Remeasurement of indemnification assets	*(8.3)*	(f)
Other Adjustments:		
Other add-backs	*5.6*	(g)
Adjusted EBITDA (h)	328.1	

a. Costs incurred related to enhanced control compliance procedures in territories.
b. Costs incurred in relation to investigation and implementation of strategic opportunities considered non-recurring for the combined group following acquisitions by the Company. These costs primarily relate to changes to the organizational structure of the combined businesses.
c. Supply chain reconfiguration costs, namely the closure of the Bjuv factory.
d. Costs recognized by Nomad Foods relating to the integration of the Findus Group, primarily relating to the rollout of the Nomad ERP system.
e. Non-recurring income and costs associated with liabilities relating to periods prior to acquisition of the Findus and Iglo Groups, settlements of tax audits, sale of non-operating factories acquired and other liabilities relating to periods prior to acquisition of the Findus and Iglo businesses by the Company. This includes a charge of €3.9 million associated with settlements of tax audits, offset by gains of €4.2 million from the reassessment of sales tax provisions, €1.2 million from the reassessment of interest on sales tax provisions, a €2.8 million gain on a legacy pension plan in Norway and a €1.3 million gain on disposal of a non-operational factory.
f. Adjustment to reflect the remeasurement of the indemnification assets recognized on the acquisition of the Findus Group, which is capped at the value of shares held in escrow at the share price as at December 31, 2017. Offsetting are the release of indemnification assets associated with final settlement of indemnity claims against an affiliate of Permira Advisors LLP, which are legacy tax matters that predate the Company's acquisition of Iglo Group in 2015.
g. Represents the elimination of share-based payment charges of €2.6 million and elimination of non-operating M&A related costs of €3.0 million.
h. Adjusted EBITDA margin 16.8% for the twelve months ended December 31, 2017 is calculated by dividing Adjusted EBITDA by Adjusted revenue of €1,956.6 million.

50

As adjusted for the twelve months ended December 31, 2016Adjustments As reported for the twelve months ended December 31, 2016€ in millions, except per share data 1,927.7—1,927.7Revenue (1,356.7)—(1,356.7)Cost of sales 571.0—571.0Gross profit (297.2)(a)1.2(298.4)Other operating expenses —(b)134.5(134.5)Exceptional items 273.8135.7138.1Operating profit 5.9(18.3)24.2Finance income (79.2)7.1(86.3)Finance costs (73.3)(c)(11.2)(62.1)Net financing costs 200.5124.576.0Profit before tax (45.6)(d)(6.0)(39.6)Taxation 154.9118.536.4Profit for the period 183.5183.5Weighted average shares outstanding in millions - basic 0.840.20Basic earnings per share 183.5183.5Weighted average shares outstanding in millions - diluted 0.840.20Diluted earnings per share a. Adjustment to add back share based payment charge b. Exceptional items which management believes will only recur over a limited number of financial periods based in most cases on the completion of the particular project or program, and do not have a continuing impact. See table ‘Adjusted EBITDA (audited) twelve months ended December 31, 2016’ for a detailed list of exceptional items. c. Adjustment to eliminate €18.3 million of non-cash foreign exchange translation gains, €4.3 million foreign exchange loss on derivatives and €2.8 million of other exceptional non-cash interest. d. Adjustment to reflect the tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises. 2. Reconciliation of Non-IFRS Financial Measures (continued) Adjusted Statement of Profit or Loss (unaudited) Twelve months ended December 31, 2016 51

2. Reconciliation of Non-IFRS Financial Measures (continued)

Adjusted EBITDA (audited)
Twelve months ended December 31, 2016

€ in millions	As reported for the twelve months ended December 31, 2016	
Profit for the period	36.4	
Taxation	39.6	
Net financing costs	62.1	
Depreciation	43.3	
Amortization	7.8	
Exceptional items:		
Costs related to transactions	*4.8*	(a)
Costs related to management incentive plans	*1.9*	(b)
Investigation and implementation of strategic opportunities	*7.0*	(c)
Cisterna fire net income	*(4.3)*	(d)
Supply chain reconfiguration	*84.3*	(e)
Other restructuring costs	*(1.0)*	(f)
Findus Group integration costs	*29.6*	(g)
Settlement of legacy matters	*1.8*	(h)
Remeasurement of indemnification assets	*10.4*	(i)
Other Adjustments:		
Other add-backs	*1.2*	(j)
Adjusted EBITDA (k)	**324.9**	

a. Elimination of costs incurred in relation to completed and potential acquisitions and one-off compliance costs incurred as a result of listing on the New York Stock Exchange.
b. Adjustment to eliminate long term management incentive scheme costs from prior ownership.
c. Elimination of costs incurred in relation to investigation and implementation of strategic opportunities considered non-recurring for the combined group following acquisitions by the Company. These costs primarily relate to changes to the organizational structure of the combined businesses.
d. Elimination of net insurance income offset by incremental operational costs incurred as a result of a fire in August 2014 in the Iglo Group's Italian production facility which produces Findus branded stock for sale in Italy.
e. Elimination of supply chain reconfiguration costs, namely the closure of the Bjuv factory.
f. Elimination of a credit on release of provisions for restructuring activities associated with operating locations.
g. Elimination of costs recognized by Nomad Foods relating to the integration of the Findus Group.
h. Elimination of non-recurring costs associated with settlements of tax audits and other liabilities relating to periods prior to acquisition of the Findus and Iglo businesses by the Company. These were previously classified within Investigation and implementation of strategic opportunities and other items and have been reclassified into this line for the period presented.
i. Adjustment to reflect the remeasurement of the indemnification assets recognized on the acquisition of the Findus Group, which is capped at the value of shares held in escrow at the share price as at December 31, 2016.
j. Other add-backs include the elimination of share-based payment charges of €1.2 million.
k. Adjusted EBITDA margin 16.9% for the twelve months ended December 31, 2016 is calculated by dividing Adjusted EBITDA by Adjusted revenue of €1,927.7 million.

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53 2. Reconciliation of Non-IFRS Financial Measures Three months ended June 30, 2025 Three months ended March 31, 2025 Three months ended December 31, 2024 Three Months Ended September 30, 2024 Three Months Ended June 30, 2024 Three Months Ended March 31, 2024 YoY ChangeYoY ChangeYoY ChangeYoY ChangeYoY ChangeYoY Change (0.8)%(3.0)%4.3%0.8%1.1%1.1%Reported Revenue Growth Of which: (1.1)%(3.6)%3.1%0.3%0.5%0.3%- Organic Revenue Growth 0.3%0.6%1.2%0.5%0.6%0.8%- Translational FX (a) (0.8)%(3.0)%4.3%0.8%1.1%1.1%Total Year on Year Growth – quarter vs the same quarter of previous year Reconciliation from reported to organic revenue growth/(decline) The following table is a reconciliation of reported revenue growth to Organic Revenue Growth for the three month periods ended March 31, 2024, June 30, 2024, September 30, 2024, December 31, 2024, March 31, 2025, and June 30, 2025, compared to the same quarter of the previous year. a. Translational FX is calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

2. Reconciliation of Non-IFRS Financial Measures (continued)

Reconciliation of reported net cash flows from operating activities to Free cash flow and Adjusted free cash flow for the years ended December 31, 2024, 2023, 2022, 2021, 2020, 2019, 2018 & 2017.

€ in millions, Year ended	2024	2023	2022	2021	2020	2019	2018	2017	8 year total
Net cash flows from operating activities	435.4	430.8	303.8	306.3	457.0	315.4	321.3	193.8	
Deduct:									
Capital expenditure (a)	(80.3)	(82.4)	(79.1)	(79.2)	(58.7)	(47.3)	(41.6)	(42.6)	
Net interest paid	(102.0)	(88.6)	(53.6)	(36.6)	(49.5)	(46.0)	(45.1)	(48.5)	
Other financing cash flows (b)	—	(0.4)	0.3	(2.0)	(6.1)	0.7	(2.8)	1.6	
Payment of lease liabilities (c)	(31.3)	(30.1)	(26.5)	(19.4)	(20.3)	(21.8)	—	(1.6)	
Free cash flow	221.8	229.3	144.9	169.1	322.4	201.0	231.8	102.7	
Add back:									
Cash flows relating to exceptional items (d)	67.7	67.6	40.8	48.8	12.1	15.9	43.4	99.5	
Legacy tax payments (e)	—	—	—	—	—	—	—	27.3	
Employer taxes related to share based payments (f)	1.6	2.0	0.5	0.7	3.1	7.5	1.7	—	
Non-operating M&A costs (g)	1.2	1.0	3.1	12.9	7.3	3.3	8.9	3.0	
Adjusted free cash flow	292.3	299.9	189.3	231.5	344.9	227.7	285.8	232.5	2,103.9
Adjusted profit for the period	288.8	274.8	293.4	276.6	262.6	235.1	209.0	175.2	2,015.5
Adjusted free cash flow as % adjusted profit for the period	101%	109%	65%	84%	131%	97%	137%	133%	104%
Revenue	3,099.8	3,044.5	2,939.7	2,606.6	2,515.9	2,324.3	2,172.8	1,956.6	20,660.2
Adjusted free cash flow as % revenue	9%	10%	6%	9%	14%	10%	13%	12%	10%

a. Defined as the sum of property, plant and equipment and intangible assets purchased in the year, which are considered part of the underlying business cash flows.
b. Proceeds/(payments) on settlement of derivatives.
c. These lease liabilities are included in Net Cash Flows from Financing Activities. We believe these payments are part of the underlying business cash flows and should be reflected in Adjusted free cash flow.
d. Adjustment to add back cash flows related to exceptional items which are not considered to be indicative of our ongoing operating cash flows.
e. Tax paid relating to open tax audits for pre-Nomad periods which are considered one-off in nature.
f. Adjustment to add back working capital movements related to employer taxes on share based payments which are not considered to be indicative of our ongoing operating cash flows.
g. Adjustment to add back cash flows related to non-operating M&A costs which are not considered to be indicative of our ongoing operating cash flows.

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